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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF      DECEMBER     , 2003
                 ------------------

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA
                                            ------------------------------------
                                                       (REGISTRANT)


DATE      DECEMBER 30, 2003                 BY /s/ Rochiman Sukarno
     ---------------------------               ---------------------------------
                                                       (SIGNATURE)

                                                     ROCHIMAN SUKARNO
                                                HEAD OF INVESTOR RELATION UNIT

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                                  PRESS RELEASE
                            NO.TEL 497/PR000/UHI/2003

                          TELKOM 2002 AUDIT IN PROGRESS

BANDUNG, DECEMBER 30, 2003 -- PT (PERSERO) Telekomunikasi Indonesia Tbk. ("TELKOM") announced today that the audit of its 2002 financial statements being conducted by Drs. Hadi Sutanto & Rekan - PricewaterhouseCoopers ("PwC") is expected to be completed by the end of January 2004.

TELKOM has reached agreement in principle with PwC regarding the need to make certain adjustments to its previously issued financial statements for 2002. TELKOM is continuing discussions, and substantial progress has been made over the last few weeks, with Hans Tuanakotta & Mustofa, a member firm of Deloitte Touche Tohmatsu ("Deloitte"), its auditor for 2001 and 2000, regarding the need to make adjustments to its previously issued financial statements for 2001 and 2000. The adjustments are expected to relate primarily to the matters set forth in TELKOM's press releases of November 6, 2003 and December 11, 2003.

Although TELKOM is not yet able to quantify the adjustments conclusively, it currently expects, based on the results of the audit to date and information currently available, that the likely cumulative effect of the adjustments will be to decrease consolidated net income after tax for 2002, 2001 and 2000 by a maximum of 5%, 10% and 5% respectively.

Because work on the audit is still in progress and discussions between TELKOM and each of PwC and Deloitte are continuing, the anticipated adjustments referred to in this press release cannot be conclusively identified or quantified until the audit is completed. As with any audit, it is possible that additional issues affecting TELKOM's financial results may arise. It is also possible that TELKOM will be unable to conclude discussions with PwC and Deloitte regarding the adjustments to its previously issued financial statements. Because TELKOM has not timely filed its Annual Report on Form 20-F, there can be no guarantee that TELKOM's stock exchange listings will not be suspended. TELKOM continues to remain in close contact with the NYSE and the JSX regarding the status of its audit.

Forward-looking statements in this press release are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements regarding the expected progress on the audit of the 2002 financial statements and the expected adjustments to TELKOM's financial statements for 2002, 2001 and 2000, constitute forward-looking statements which involve risks and uncertainties. These risks and uncertainties include, without limitation, the possibility of further delays in completion of the audit of the 2002 financial statements and additional adjustments to TELKOM's financial statements for 2002, 2001 and 2000.




WOERYANTO SOERADJI
Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP   : 62-21-5215109
FAX    : 62-21-5220500
EMAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE: www.telkom.co.id